Global Real Estate Holdings, Inc.
125 Wolf Road, Suite 123
Albany, NY 12205
Phone: 800-373-5910
Fax: 800-741-6801

February 12, 2014

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Global Real Estate Holdings, Inc.
File Number 333-187436

Ladies & Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Global Real Estate Holdings, Inc. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 pm on Friday, February 14, 2014, or as soon as practicable thereafter.  In connection with such request, the undersigned hereby acknowledges the following:

1.           Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.           The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to contact me at 800-373-5910.

Thank you for your attention to this matter.

Very truly yours,

By:	/s/ Dipendra Singh
Dipendra Singh
Chief Executive Officer and President